Exhibit 17.1

August 25, 2014

TransMontaigne Partners L.P.

1670 Broadway, Suite 3100

Denver, CO 80202

Attn:      Charles L. Dunlap

Chief Executive Officer

Dear Chuck:

We are writing to confirm our resignations, effective immediately, from the Board of Directors of TransMontaigne GP L.L.C., the general partner of TransMontaigne Partners L.P. (“TLP”).

In light of the decision to move away from the general partner’s and TLP’s historical policy of maintaining a majority of unaffiliated directors, we prefer to resign from the Board and let NGL choose new directors to serve on the general partner’s Board.  We felt it was appropriate to remain on the Board to consider and negotiate the proposal from NGL to acquire the outstanding common units of TLP, which was announced on July 10th.  As announced on August 15th, however, NGL and the general partner’s Conflicts Committee have not been able to reach an agreement on the price to be offered to TLP unitholders and have decided to terminate discussions with respect to that proposal. As a result, we believe that taking this step is appropriate at this time.

It has been our pleasure to serve on the Board and to work with you in recent years.

Sincerely,

/s/ Jerry R. Masters
Jerry R. Masters

/s/ David A. Peters
David A. Peters

/s/ Jay A. Wiese
Jay A. Wiese